PRESS RELEASE

Banro Announces Q2 2015 Financial Results;
Achieves Record Quarterly and Half-Year Revenues

Toronto, Canada – August 12, 2015 – Banro Corporation ("Banro" or the "Company") (NYSE MKT - "BAA"; TSX - "BAA") today announced its financial and operating results for the second quarter of 2015.

FINANCIAL HIGHLIGHTS

  Record Q2 2015 revenues of $42.6 million, a 61% increase over Q2 2014 revenues of $26.5 million; and record H1 2015 revenues of $83.6 million, compared with $57 million in the comparable period in 2014
  Record EBITDA of $34 million in H1 2015, a 210% increase over H1 2014 ($11 million)
  35,665 gold ounces sold in Q2 2015, representing a 74% increase over the same period in 2014
  Gross earnings from operations of $15 million in Q2 2015, a 239% increase over Q2 2014 ($4 million)

OPERATIONAL HIGHLIGHTS

  Twangiza continues to outperform expectations, resulting in a 60% increase in gold production to 34,325 ounces from Q2 2014 production of 21,431 ounces
  Twangiza increases the proportion of non-oxide material processed to an average of 43% in Q2 2015
  H1 2015 cash costs per ounce at Twangiza decreased 30% to $558 per ounce from $794 per ounce in H1 2014
  H1 2015 AISC of $643 per ounce, a 29% decrease from H1 2014 of $902 per ounce
  As reported in the Company’s June 8, 2015 press release, Twangiza Reserves increased 59%, extending the mine life utilizing the existing plant to 14 years

PROJECT HIGHLIGHTS

  Namoya continues to increase stacked material as it progresses on schedule to achieving commercial production in Q3 2015

All dollar amounts in this press release are expressed in thousands of dollars and, unless otherwise specified, in United States dollars.

''With the completion of Q2 2015, Twangiza has achieved a new level of consistent steady state performance with strong gold production while processing an increasing proportion of non-oxide material. This operating performance with the additional reserves has improved the flexibility of the operation throughout the current gold environment. Meanwhile, Namoya remains on target to achieve commercial production in the third quarter. Stacked material continues to increase as a result of the enhancements made in Q1. The focus is now shifting to ore delivery, which will receive a significant boost with the receipt of the larger mining fleet due to arrive shortly on site,” commented Banro CEO and President John Clarke.

The table below provides a summary of financial and operating results for the three and six-month periods ended June 30, 2015, and corresponding periods in 2014 as well as the first quarter of 2015:

(I) FINANCIAL

	Q2 2015	Q2 2014	Q1 2015	H1 2015[4]	H1 2014[4]
Selected Financial Data
Revenues	42,597	26,534	41,003	83,600	56,973
Total mine operating expenses[1]	(28,068)	(22,242)	(24,281)	(52,349)	(46,640)
Gross earnings from operations	14,529	4,292	16,722	31,251	10,333
Net income/(loss) before impairment charge[2]	1,534	(2,998)	6,780	8,314	(3,702)
Net (loss)/income	(48,666)	(2,998)	6,780	(41,886)	(3,702)
Basic net (loss)/earnings per share ($/share)	(0.19)	(0.01)	0.03	(0.17)	(0.01)
Key Operating Statistics
Average gold price received ($/oz)	1,194	1,292	1,208	1,201	1,267
Gold sales (oz)	35,665	20,537	33,956	69,621	44,964
Gold production (oz)	34,325	21,431	35,943	70,268	41,568
All-in sustaining cost per ounce ($/oz)	701	945	581	643	902
Cash cost per ounce ($/oz)	587	764	527	558	794
Gold margin ($/oz)	607	528	681	643	473
Financial Position
Cash and cash equivalents	9,270	6,460	3,024	9,270	6,460
Gold bullion inventory at market value[3]	1,875	2,476	4,922	1,875	2,476
Total assets	879,510	861,162	903,489	879,510	861,162
Long term debt	165,591	160,827	204,055	165,591	160,827

(1)	Includes depletion and depreciation.

(2)	An impairment charge of $50,200 was recognized in Q2 2015. Refer to the Namoya - Mine Under Construction section below for additional information.

(3)	This represents 1,601 ounces of gold bullion inventory, with a total cost of $877 per ounce, shown at the June 30, 2015 closing market price of $1,171 per ounce of gold.

(4)	For the purposes herein, "H1 2015" refers to the six month period ended June 30, 2015 and "H1 2014" refers to the six month period ended June 30, 2014.

  Revenues during the three and six-month periods ended June 30, 2015 were $42,597 and $83,600, respectively, compared with revenues of $26,534 and $56,973, respectively, for the corresponding periods in 2014. During the second quarter of 2015, ounces of gold sold increased by 74% to 35,665 ounces compared to sales of 20,537 ounces during the second quarter of 2014. The average gold price per ounce sold in the quarter was $1,194 compared to an average price of $1,292 per ounce obtained during the corresponding prior year period.

  Mine operating expenses, including depletion and depreciation, for the three and six- month periods ended June 30, 2015 were $28,068 and $52,349, respectively, compared to $22,242 and $46,640 for the respective three and six-month periods ended June 30, 2014. The increase in costs during the 2015 three and six month periods was due to higher depreciation and depletion as a result of increased production and expansion assets commissioned in mid-2014, and increased milling throughput, for a total of 428,661 tonnes and 857,505 tonnes, respectively, compared to 340,654 and 593,344, respectively in the corresponding prior year periods. Additionally, the timing of production versus gold sales and the resulting inventory adjustment impacted the mine operating expenses.

  Gross earnings from operations for the respective three and six-month periods ended June 30, 2015, were $14,529 and $31,251, respectively, compared to $4,292 and $10,333, respectively, for the corresponding periods of 2014. The 74% higher gold sales during Q2 2015 compared to Q2 2014, with a corresponding 26% increase in mine operating expenses translated into improving gross margins by over 238%. The gross earnings increase was partially offset by the decrease in revenue per ounce, resulting in a gold margin per ounce increase from $528 per ounce in the second quarter of 2014 to $607 per ounce in the second quarter of 2015.

  Cash costs on a sales basis for H1 2015 were $558 per ounce, a reduction of 30% from $794 per ounce in H1 2014. Cash costs per ounce on a sales basis for the second quarter of 2015 were $587 per ounce of gold (compared to $764 per ounce of gold for the second quarter of 2014 and $527 per ounce for the first quarter of 2015). Cash costs for the second quarter of 2015 were lower than the prior year quarter as a result of continued levels of increased productivity at Twangiza. Consistent with the first quarter of 2015, Twangiza maintained steady state production levels and normalized production costs in line with life of mine expectations as well as benefits from the reductions in diesel pricing.

  All-in sustaining costs were $643 per ounce for H1 2015, a 29% reduction from $902 per ounce in H1 2014. All-in sustaining costs were $701 per ounce for the second quarter of 2015 (compared to $945 per ounce of gold for the second quarter of 2014 and $581 per ounce for the first quarter of 2015).

  In April 2015, the Company closed the remaining $70 million of the $90 million financing, the agreements for which were signed in the first quarter of 2015 (refer to corporate development below). With the completion of these transactions in April 2015, the Company replaced short-term debt with longer term facilities and improved its financial leverage.

(II) OPERATIONAL - TWANGIZA

  During the second quarter of 2015, Twangiza was loss time injury (“LTI”) free, progressing to over eighteen months and 7.5 million LTI free hours since the last recorded LTI.

  During the second quarter of 2015, the plant at the Twangiza Mine processed 428,661 tonnes of ore (compared to 340,654 tonnes during the second quarter of 2014 and 428,844 tonnes in the first quarter 2015), maintaining the first quarter of 2015 achievement of 101% of design capacity. Ongoing debottlenecking and incremental process improvements allowed for throughput levels to be maintained while increasing the proportion of non-oxide material to an average of 43% for the quarter. Ore was processed during the second quarter of 2015 at an indicated head grade of 3.01 g/t Au (compared to 2.44 g/t Au during the second quarter of 2014 and 3.21 g/t Au during the first quarter of 2015) with a recovery rate of 82.2% (compared to 84.3% during the second quarter of 2014 and 80.7% in first quarter 2015) to produce 34,325 ounces (compared to 21,431 ounces during the second quarter of 2014 and 35,943 ounces in first quarter 2015) of gold.

(III) MINE UNDER CONSTRUCTION – NAMOYA

Mine Under Construction - Investment	Q2 2015	Change	Q2 2014
	($000's)	(%)	($000's)
Additions[1]	15,847	(30%)	22,557
Impairment[2]	(50,200)	100%	-
Balance as at June 30	396,365	4%	380,405

(1)	Net of pre-commercial revenue of $11,705 and $6,411 in Q2 2015 and Q2 2014, respectively.

(2)	Refer to the Namoya - Mine Under Construction section below for additional information.

  During the second quarter of 2015, the Namoya Mine produced 10,525 ounces of gold from a total of 330,267 tonnes of ore, stacked and sprayed on the heap leach pads, at an indicated head grade of 1.53 g/t Au. Stacking levels at the beginning of the second quarter decreased substantially from those achieved in March 2015, as a result of the impact of modifying the mine plan to allow for earlier access to the Kakula reserve pit as well as the adverse impact of unseasonably high rains on the delivery of materials and supplies.

  During the second half of June and early July, Namoya achieved stacking rates in excess of 5,000 tonnes per day ("tpd") leading to material stacked in July of 151,026 tonnes. Further improvements are expected in August and September. Namoya’s focus is on ore delivery in order to support the increases in the stacking rate towards commercial levels as well as optimizing the stacking process with the agglomerated heap leach in order to improve percolation and gold extraction.

  For the third quarter of 2015, Namoya is preparing for the delivery of the CAT 777 mining fleet additions in early September and commissioning in phases starting in September. The Namoya Summit has been cleared for delineation and is planned to be ready for production activities during the fourth quarter of 2015.

(IV) EXPLORATION

  Consistent with the first quarter of 2015, exploration activities in the second quarter of 2015 were limited as the Company focused on development at Namoya and incremental operational achievements at Twangiza. Target drilling has commenced for the Namoya Summit related targets in the third quarter of 2015.

(V) CORPORATE DEVELOPMENT

  In April 2015, the Company closed the second $20 million forward sale and the $50 million gold streaming transactions, which had been signed in February 2015. The forward sale transaction provides for the prepayment by the purchaser of $20 million for its purchase of 22,248 ounces of gold from the Twangiza mine, with the gold deliverable over three years, at 618 ounces per month. The forward sale may be terminated at any time upon payment to the purchaser of a one-time termination amount that would result in the purchaser receiving an internal rate of return of 20%. The terms of the forward sales also include a gold floor price mechanism whereby, if the gold price falls below $1,100 per ounce in any month, additional ounces are deliverable to ensure a realized gold price of $1,100 per ounce for that month. The streaming transaction provides for the payment by the purchaser of a deposit in the amount of $50 million and the delivery to the purchaser over time of 8.33% of the life-of-mine gold production from the Namoya mine (or any other projects located within 20 kilometres from the current Namoya gold mine). The ongoing payments to Namoya upon delivery of the gold are $150 per ounce.

  In April 2015, the Company closed a $10 million forward sale to finance the purchase of the expanded mobile fleet. The forward sale transaction provides for the prepayment by the purchaser of $10 million for its purchase of 9,508 ounces of gold from the Twangiza mine, with the gold deliverable over two years, at 396 ounces per month. The forward sale may be terminated at any time upon payment to the purchaser of a one-time termination amount that would result in the purchaser receiving an internal rate of return of 13%. The terms also include a gold floor price mechanism whereby, if the gold price falls below $1,150 per ounce in any month, additional ounces are deliverable to ensure a realized gold price of $1,150 per ounce for that month.

TWANGIZA MINE

Twangiza focused on debottlenecking during the second quarter of 2015, and incrementally improved the processing of ore with the ongoing blending of non-oxide material. This focus allowed for the operation to maintain throughput at the annualized design capacity of 1.7 Mtpa, while increasing the proportion of non-oxide material to an average of 43% for the quarter. The increase in mineral reserves (see Banro’s June 8, 2015 press release), together with the plant's success in maintaining annualized throughput levels through two consecutive quarters, provides confidence in the plant's ability to maintain current performance levels. Similar to the first quarter, mine productivity allowed for the availability of high grade ore in addition to appropriate blending of oxide and non-oxide material. Twangiza management will continue to focus on process optimization to secure reliable throughput levels that can be maintained through the rainy season.

TWANGIZA MINE	Q2 2015	Q1 2015	Prior Quarter	Q2 2014	Prior Year
			Change %		Change %
Gold sales (oz)	35,665	33,956	5%	20,537	74%
Gold produced (oz)	34,325	35,943	(5%)	21,431	60%
Material mined (t)	770,162	975,716	(21%)	871,849	(12%)
Ore mined (t)[1]	548,175	632,264	(13%)	485,276	13%
Valley fill mined (t)	-	-	-	-	-
Waste mined (t)	221,987	343,452	(35%)	386,573	(43%)
Strip ratio (t:t)[2]	0.41	0.54	(25%)	0.80	(49%)
Ore milled (t)[1]	428,661	428,844	(0%)	340,654	26%
Head grade (g/t Au)[3]	3.01	3.21	(6%)	2.44	23%
Recovery (%)	82.20	80.7	2%	84.30	(2%)
Cash cost per ounce ($US/oz)	587	527	11%	764	(23%)

(1)	The difference between ore mined and ore milled is, generally, the result of the stockpiling of lower grade ore.

(2)	Strip ratio is calculated as waste mined divided by ore mined.

(3)	Head grade refers to the indicated grade of ore milled.

In the second quarter of 2015, Twangiza achieved production levels above the 2015 monthly average production guidance of 9,000 ounces per month. Cash costs during the quarter were 11% higher than the first quarter of 2015 and represented a 23% reduction from the second quarter of 2014. Similar to recent quarters, the improved operating results continue to be driven by the ability for the operations to achieve design production levels throughout the operations. Mill throughput was the most significant contributor which had a 26% increase in tonnage compared to the same prior year period with gross spending on processing only increasing by approximately 3%.

Gross spending and unit costs for Q2 2015 in comparison to Q1 2015 and Q2 2014 are as follows:

Mine Operating Costs	(In '000s)			Cost per tonne Milled ($/t)
	Q2 2015	Q1 2015	Q2 2014	Q2 2015	Q1 2015	Q2 2014
Mining Costs	4,495	4,503	3,060	10.5	10.5	9.0
Processing Costs	9,252	9,679	8,999	21.6	22.6	26.4
Overhead	5,269	4,955	4,412	12.3	11.6	13.0
Inventory Adjustments	1,927	(1,242)	(774)	4.5	(2.9)	(2.3)
Total mine operating cost	20,943	17,895	15,697	48.9	41.8	46.1
Total tonnes milled (tonnes)	428,661	428,844	340,654

Mining

A total of 770,162 tonnes of material (Q2 2014 – 871,849 tonnes) were mined during the three month period ended June 30, 2015. Total ore mined was 548,175 tonnes (Q2 2014 – 485,276 tonnes). The strip ratio for the second quarter of 2015 decreased to 0.41 as compared to 0.8 during the second quarter of 2014 in accordance with the mine schedule. The mining cost per tonne milled during the second quarter of 2015 remained consistent with the first quarter of 2015 at $10.5 per tonne milled.

Processing & Engineering

For the three month period ended June 30, 2015, the plant at the Twangiza Mine processed 428,661 tonnes of ore (Q2 2014 – 340,654 tonnes), representing a 26% increase over the prior year period, as the operations continued to exceed the annualized rate of 1.7 Mtpa. Increased throughput levels reduced the processing cost per tonne milled from $26.4 per tonne to $21.6 per tonne, representing a decrease of 18%. The Twangiza plant once again displayed its operational capability by running above design capacity and successfully processing an increasing proportion of non-oxide material (43% of total Q2 2015 feed). Recoveries of 82.2% during the period decreased compared to the corresponding prior year of 84.3% . As the plant processed increased levels of non-oxide material, site management continues to carry out activities to improve the recoveries. The processing costs were $0.25 million higher compared to Q2 2014 as a result of the 26% increase in throughput, partially offset by lower power costs per tonne due to lower realized diesel prices. Economies of scale allow the operation to benefit significantly from the increased throughput and production rates.

Sustaining Capital Activities

Capital spending at Twangiza was focused on upgrades to the mobile fleet and continued construction of the Tailings Management Facility (“TMF”). Mobile fleet upgrades during the quarter included the replacement of critical components of the existing fleet. TMF construction continued at increasing activity levels, with activity levels expected to increase during the third quarter of 2015 based on the availability of appropriate waste material from mining activities.

Cash cost and All-in sustaining cost

Cash costs per ounce for the second quarter of 2015 were significantly lower than the prior year period, primarily due to increased sales of 15,128 ounces or 74%, due to increased production over the second quarter of 2014, while gross spending increased slightly as a result of higher throughput in line with the design capacity of the mill. The all-in sustaining cost decreased from $945 in Q2 2014 to $701 per ounce in Q2 2015, primarily due to the lower cash cost as well as lower sustaining capital per ounce.

Cash Cost per ounce sold	($US/ounce)
	Q2 2015	Q1 2015	Q2 2014
Mining Costs	126	133	149
Processing Costs	259	285	438
Overhead	148	146	215
Inventory Adjustments	54	(37)	(38)
Total cash costs per ounce	587	527	764
Total ounces sold (ounces)	35,665	33,956	20,537
All-in sustaining costs per ounce	701	581	945

NAMOYA - MINE UNDER CONSTRUCTION

During the second quarter of 2015, Namoya continued to ramp up towards commercial production levels. The modification in the mine plan late in the first quarter impacted ore availability early in the second quarter as the mine fleet focused on waste removal in order to allow for increased access to mining faces when the first additions to the mobile fleet were commissioned in late May. This contributed to a decrease in the stacking level in April to 57,211 tonnes, which subsequently increased to 130,974 tonnes in May and 142,082 tonnes in June. The significant decrease in stacking levels from March's 103,163 tonnes to April was also driven by the adverse impact of unseasonably high rains which interrupted supply routes and the ability to deliver procured materials and supplies. The availability of ore from mining activities and the available medium grade stockpile material resulted in the stacking of ore with an average grade of 1.53 g/t Au. Based on current mining activities, the proportion of fines content has decreased, allowing for improvement in the quality of agglomerated material. The CIL circuit was not utilized during the second quarter of 2015 as the focus of the operations continues to be the improvements to the heap leach processing circuit. Site management is continuing to implement process modifications and upgrades, which are resulting in significant progress toward steady-state operating levels. Namoya poured 3,114 ounces in April, 3,315 ounces in May and 4,096 ounces in June, for a second quarter 2015 total of 10,525 ounces of gold.

During the second half of June and early July, Namoya achieved stacking rates in excess of 5,000 tonnes per day ("tpd") leading to material stacked in July of 151,026 tonnes. Further improvements are expected in August and September. As Namoya progresses through the third quarter of 2015, the contributions from the second stage of the additional mobile fleet, and delivery of the currently procured third stage, will allow the operation to advance more quickly with a number of mining activities, including waste stripping which was re-sequenced following the delay in financing. The resulting improvement in ore access in multiple pits, will support continuous increases in stacking rates following the currently commissioned process upgrades early in the third quarter.

Heap leach operations require several months of continuous percolation to fully recover the leachable gold. Thus, the process advancements from the second quarter, together with ongoing improvements to the heap leach circuit, are projected to result in monthly gold production of approximately 9,000 ounces once steady-state operating levels are achieved during Q4 2015.

During the second quarter of 2015, the Company recorded an impairment charge totalling $50.2 million against the Namoya Mine Under Construction balance in its interim condensed financial statements, resulting in a net balance of $396 million as at June 30, 2015. As at June 30, 2015, the impairment charges in relation to the Namoya Mine, represent approximately 5% of the Company’s pre-impairment total assets and approximately 11% of the pre-impairment Mine Under Construction balance.

The impairment charge recorded was due to the aggregate adverse impact of the deterioration of the long term gold price outlook, the Namoya stream, and the build-up of capitalized borrowing costs (interest and dividends directly attributable to the construction of the asset) and pre-commercial operating losses from the extended ramp up due to the delay in financing and the redesign of the plant.

Under International Financial Reporting Standards (“IFRS”), in addition to the project development and the associated exploration and evaluation costs, the Mine Under Construction balance includes borrowing costs, depreciation and pre-commercial operating losses. Prior to the recognition of impairment charges, as at June 30, 2015, the Mine Under Construction balance included over $70 million of borrowing costs, $20 million of depreciation and approximately $28 million of pre-commercial operating losses. The recorded $50.2 million impairment charge was less than the amount of the above indirect project development costs, indicating that the Namoya project development costs are recoverable under the prevailing market conditions.

EXPLORATION

Consistent with the Company’s focus on cash flow management during the completion of development at Namoya as well as the seasonality of exploration activities in the DRC, exploration activities during the second quarter of 2015 involved the provision of support by the geological teams for production related activities at the two mine sites, the use of small teams focused on new oxide target generation activities in Lugushwa and Kamituga as a follow up to the Q1 target prioritization reviews and ground maintenance activities.

As previously reported, to support the Twangiza and Namoya operations, near term exploration will focus on the following:

•	Deliver sufficient drilling to allow full delineation of mineable material for the Namoya Summit - Filon B targets at Namoya;
•	Development and execution of the drill program to convert inferred and indicated resources to higher confidence resources and mineral reserves within the existing open pits; and
•	Delineate resources from identified targets within a 5 kilometre radius of the current operations.

Qualified Person

Daniel K. Bansah, the Company's Head of Projects and Operations and a "Qualified Person" as such term is defined in National Instrument 43-101, has approved the technical information in this press release.

NON-IFRS MEASURES

Management uses cash cost, all-in sustaining cost, gold margin and EBITDA to monitor financial performance and provide additional information to investors and analysts. These metrics do not have a standard definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. As these metrics do not have a standardized meaning, it may not be comparable to similar measures provided by other companies. However, the methodology used by the Company to determine cash cost per ounce is based on a standard developed by the Gold Institute, which was an association which included gold mining organizations, amongst others, from around the world.

The Company defines cash cost, as recommended by the Gold Institute standard, as all direct costs that the Company incurs relating to mine production, transport and refinery costs, general and administrative costs, movement in production inventories and ore stockpiles, less depreciation and depletion. Cash cost per ounce is determined on a sales basis.

Cash Cost	Q2 2015	Q2 2014	Q1 2015	H1 2015	H1 2014
	($000's)	($000's)	($000's)	($000's)	($000's)
Mine operating expenses	28,068	22,242	24,281	52,349	46,640
Less: Depletion and depreciation	(7,125)	(6,545)	(6,386)	(13,511)	(10,936)
Total cash costs	20,943	15,697	17,895	38,838	35,704
Gold sales (oz)	35,665	20,537	33,956	69,621	44,964
Cash cost per ounce ($/oz)	587	764	527	558	794

The Company defines all-in sustaining costs as all direct costs that the Company incurs relating to mine production, transport and refinery costs, general and administrative costs, movement in production inventories and ore stockpiles, less depreciation and depletion plus all sustaining capital costs (excluding exploration). All-in sustaining cost per ounce is determined on a sales basis.

All-In Sustaining Cost	Q2 2015	Q2 2014	Q1 2015	H1 2015	H1 2014
	($000's)	($000's)	($000's)	($000's)	($000's)
Mine operating expenses	28,068	22,242	24,281	52,349	46,640
Less: Depletion and depreciation	(7,125)	(6,545)	(6,386)	(13,511)	(10,936)
Total cash costs	20,943	15,697	17,895	38,838	35,704
Sustaining capital	4,074	3,709	1,825	5,899	4,839
All-in cash costs	25,017	19,406	19,720	44,737	40,543
Gold sales (oz)	35,665	20,537	33,956	69,621	44,964
All-in cash cost per ounce ($/oz)	701	945	581	643	902

The Company defines gold margin as the difference between the cash cost per ounce disclosed and the average price per ounce of gold sold during the reporting period.

Banro calculates EBITDA as net income or loss for the period excluding: interest, income tax expense, and depreciation and amortization. EBITDA is intended to provide additional information to investors and analysts. It does not have any standardized meaning prescribed by IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. EBITDA excludes the impact of cash costs of financing activities and taxes, and the effects of changes in operating working capital balances, and therefore is not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate EBITDA differently. A reconciliation between net profit for the period and EBITDA is presented below:

EBITDA	Q2 2015	Q2 2014	Q1 2015	H1 2015	H1 2014
	($000's)	($000's)	($000's)	($000's)	($000's)
Net (loss)/income	(48,666)	(2,998)	6,780	(41,886)	(3,702)
Interest and Financing Costs	6,035	1,322	5,704	11,739	3,563
Taxes	-	-	-	-	-
Depletion and depreciation	7,148	6,562	6,411	13,559	10,967
Impairment	50,200	-	-	50,200	-
EBITDA	14,717	4,886	18,895	33,612	10,828

Q2 2015 Financial Results Conference Call Information

Banro will host a conference call at 11:00AM EST on August 13, 2015. Please use the following dial in numbers:

Q2 2015 Financial Results Conference Call Information

Toll Free (North America):	+1 877-291-4570	Conf ID: 12020850

Toronto Local & International:	+1 647-788-4919	Conf ID: 12020850

Q2 2015 Financial Results Conference Call REPLAY

Toll Free Replay Call (North America): +1	800-585-8367	Conf ID: 12020850

Toronto Local & International: +1	416-621-4642	Conf ID: 12020850

The conference call replay will be available from 2:00PM EST on August 13, 2015 until 11:59 PM EST on August 27, 2015.

For further information regarding this conference call, please contact Banro Investor Relations or visit the Company website, www.banro.com.

Banro Corporation is a Canadian gold mining company focused on production from the Twangiza mine, which began commercial production September 1, 2012, and completion of its second gold mine at Namoya located approximately 200 kilometres southwest of the Twangiza gold mine. The Company’s longer term objectives include the development of two additional major, wholly-owned gold projects, Lugushwa and Kamituga. The four projects, each of which has a mining license, are located along the 210 kilometre long Twangiza-Namoya gold belt in the South Kivu and Maniema provinces of the Democratic Republic of the Congo (the “DRC”). All business activities are followed in a socially and environmentally responsible manner.

Cautionary Note to U.S. Investors
The United States Securities and Exchange Commission (the "SEC") permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Certain terms are used by the Company, such as "Measured", "Indicated", and "Inferred" "Resources", that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in the Company's Form 20-F Registration Statement, File No. 001-32399, which may be secured from the Company, or from the SEC's website at http://www.sec.gov/edgar.shtml.

Cautionary Note Concerning Forward-Looking Statements
This press release contains forward-looking statements. All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding estimates and/or assumptions in respect of future gold production (including the timing thereof), costs, cash flow and gold recoveries, mine life, Mineral Resource and Mineral Reserve estimates, potential Mineral Resources and Mineral Reserves and the Company’s production, development and exploration plans and objectives) are forward-looking statements. These forward-looking statements reflect the current expectations or beliefs of the Company based on information currently available to the Company. Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things: uncertainty of estimates of capital and operating costs, production estimates and estimated economic return of the Company’s projects; the possibility that actual circumstances will differ from the estimates and assumptions used in the economic studies of the Company’s projects; failure to establish estimated mineral resources and mineral reserves (the Company’s mineral resource and mineral reserve figures are estimates and no assurance can be given that the intended levels of gold will be produced); fluctuations in gold prices and currency exchange rates; inflation; gold recoveries being less than those indicated by the metallurgical testwork carried out to date (there can be no assurance that gold recoveries in small scale laboratory tests will be duplicated in large tests under on-site conditions or during production); uncertainties relating to the availability and costs of financing needed in the future; changes in equity markets; political developments in the DRC; lack of infrastructure; failure to procure or maintain, or delays in procuring or maintaining, permits and approvals; lack of availability at a reasonable cost or at all, of plants, equipment or labour; inability to attract and retain key management and personnel; changes to regulations affecting the Company's activities; the uncertainties involved in interpreting drilling results and other geological data; and the other risks disclosed under the heading "Risk Factors" and elsewhere in the Company's annual report on Form 20-F dated April 6, 2015 filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.

For further information, please visit our website at www.banro.com, or contact:
Martin Jones
+1 (416) 366-2221, Ext. 3213
+1-800-714-7938, Ext. 3213
info@banro.com